Exhibit 99.1

TransAlta Comments on Provincial Carbon Credit Regime

CALGARY, Dec. 8, 2017 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) today responded favourably to details of the Government of Alberta's determination to permit carbon credits to be earned by existing wind and hydro generation in the Alberta fleet.

On December 6, 2017, the Government of Alberta announced its intention to adopt a carbon credit regime that will fully recognize the value of carbon reductions from the generation of electricity from existing renewable assets. Under Alberta's output based allocation system for carbon emissions, TransAlta's existing wind and hydro facilities will receive credits for emissions below the performance standard of 0.37 tonnes of CO2 per MWh. Effective January 1, 2018, these credits can be used to offset up to 40%, escalating to 60% by 2022, of the carbon price obligations incurred by generation that exceeds the performance standard, which will be charged a price of $30 per tonne of CO2. The carbon credit regime will allow the Company to allocate the emissions benefits from its existing renewables generation in Alberta to offset the direct carbon costs of its thermal generation, including generation from its coal-to-gas converted units.

"The recent announcement by the provincial government will more competitively position our existing renewable generation," said Dawn Farrell, President and Chief Executive Officer. "By treating existing renewable generation equally, we expect to eventually receive $30 million to $50 million annually in credits attributable to our existing renewable assets."

The Pan-Canadian Framework on Clean Growth and Climate Change agreed to in late 2016 by the Government of Canada and most provinces and territories, including Alberta, is expected to result in the carbon price increasing to $40 per tonne of CO2 in 2021 and $50 per tonne of CO2 in 2022, thereby increasing the value of the carbon credits in the future.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the Government of Alberta's carbon credit regime, including that it will fully recognize the value of carbon reductions from existing renewable generation and  that TransAlta's existing wind and hydro facilities will receive credits for emissions below the performance standard of 0.37 tonnes of CO2 per MWh; that carbon credits can be used to offset up to 40%, escalating to 60% by 2022, of the carbon price obligations; the carbon price obligation will be $30 per tonne of CO2.; and the expected benefits to be realized by the Company as a result of the Government of Alberta's carbon credit regime, including facilitating a more competitive position for the Company's thermal units; the carbon price increasing to $40 per tonne of CO2 in 2021 and $50 per tonne of CO2 in 2022; the increase in value of the carbon credits in the future; and the receiving between $30 million and $50 million annually in credits attributed to the Company's existing renewable generation. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: legislative or regulatory developments, including as it pertains to the Alberta capacity market; the Federal and/or Provincial governments failing to implement the proposed legislation or regulations; the Federal and/or Provincial governments adopting different carbon prices rules; the Provincial government determining not to continue the proposed carbon regime regulation beyond its expected expiry in 2022; and other risk factors contained in the Company's annual information form and management's discussion and analysis. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars.

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2017/08/c1152.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 08:00e 08-DEC-17